Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 18, 2022

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 26, 2022, 2022 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Small Cap Buffer ETF – December (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Fund confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the following statement:

“The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests in all of the stocks in the Russell 2000® Index.”

The Underlying ETF uses a representative sampling indexing strategy to manage the Fund. Please revise this statement and include an explanation of what representative sampling indexing means.

Response to Comment 3

In response to the Staff’s comment, the referenced disclosure has been revised as follows:

The Underlying ETF is an exchange-traded fund that seeks to track the investment results of the Russell 2000 Index (the “Underlying Index”). BlackRock Fund Advisors (“BFA”) serves as the Underlying ETF’s sponsor. The investment objective of the Underlying ETF is to seek to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Russell 2000 Index (the “Index”) by investing at least 80% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of its Underlying Index (i.e., depositary receipts representing securities of the Underlying Index). The Underlying ETF may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believes will help the Underlying ETF track the Underlying Index.

Comment 4 – Principal Investment Strategies

The Staff notes the following statement:

“The Russell 2000® Index includes equity securities issued by the approximately 2,018 smallest issuers in the Russell 3000 Index.”

Given the Fund’s name and the Names Policy, please disclose that the Index tracks U.S. small cap issuers.

Response to Comment 4

The referenced statement has been revised as follows:

“The Russell 2000® Index includes small-cap U.S. equity securities issued by the approximately 2,018 smallest issuers in the Russell 3000 Index.”

Comment 5 – Principal Investment Strategies

The Staff notes the following statement:

“While the cap and buffer reference the price performance of the Underlying ETF over the Target Outcome Period, the Fund expects its net asset value (“NAV”) to experience the same general price movement, cap and buffer as a percentage gain or loss over the Target Outcome Period.”

Based on our review of outcome period performance for the U.S. Equity Buffer ETF – April, it appears that while the Fund’s NAV may move in the same general direction, negative or positive, as the price of the Underlying ETF, it may not move to the same extent as the price of the Underlying ETF. Please consider whether this statement should be revised.

Response to Comment 5

The referenced statement has been revised as follows:

“While the cap and buffer reference the price performance of the Underlying ETF at the end of the Target Outcome Period, the Fund expects its net asset value (“NAV”) to experience the same general price movement, cap and buffer as a percentage gain or loss during the Target Outcome Period. However, during the Target Outcome Period, the Fund’s NAV may not move to the same extent as the price of the Underlying ETF.”

Comment 6 – Principal Investment Strategies

The Staff notes the following statement:

“During the Target Outcome Period, there may be periods of significant disparity between the Fund’s NAV and the Underlying ETF’s price performance.”

Based on our review of outcome period performance for the U.S. Equity Buffer ETF – April, it appears there is always a disparity between the Fund’s NAV and the Underlying ETF’s price performance and that at times this disparity can be very significant. If accurate, please revise to disclose that the Fund expects that during the Target Outcome Period there will be a disparity between the Fund’s NAV and the Underlying ETF’s price performance and that at times this disparity can be significant.

In an appropriate location in this paragraph, please explain the expected disparity with examples.

Response to Comment 6

The Fund believes that that disclosure as currently presented, and in concert with the changes made in response to Comment 5 above, is appropriate for investor comprehension.

Comment 7 – Principal Investment Strategies

If accurate, please strike the word “over” and replace it with “at the end of” in the following sentence in the section entitled “Buffer and Cap”:

“The Fund seeks to provide a buffer on the first 10% loss of the Underlying ETF over each Target Outcome Period.”

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Investment Strategies

The Staff notes the following statement in the section entitled “Buffer and Cap”:

“If an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value by 10% or more from the value of the Fund on the first day of the Target Outcome Period (the “Initial Fund Value”), that investor’s buffer will essentially be zero (meaning the investor can lose its entire investment).”

Please disclose in a prominent place that the Fund does not provide a buffer on the first 10% loss of the Underlying ETF at any time other than the end of the Target Outcome Period.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9 – Principal Investment Strategies

The Staff notes the following statement in the section entitled “The Underlying ETF”:

“As of March 31, 2022, the Underlying ETF had significant investments in financials, healthcare and industrials companies.”

Please update this disclosure as of a recent date.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Principal Risks

The Underlying ETF includes concentration risk. Please add concentration risk as a risk for this fund.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 12 – Principal Risks

The Staff notes the following statement in “Underlying ETF Risk”:

“An ETF that tracks an index may not exactly match the performance of the index due to cash drag, differences between the portfolio of the ETF and the components of the index, expenses and other factors.”

This statement covers tracking error risk. Please review the disclosure under index related risk and consider whether the disclosure here should be revised.

Response to Comment 12

The Fund believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 13 – Performance

Please supplementally provide the broad-based securities market index that the Fund intends to use.

Response to Comment 13

The Russell 2000 Price Return Index will serve as the Fund’s broad-based securities market index.

Comment 14 – Purchase and Sale of Fund Shares

The Staff is unable to locate the referenced information from the website link provided in the last sentence of this section. Please provide a direct link to this information or a landing page that clearly indicates where this information is provided.

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – Additional Information on the Fund’s Investment Objectives and Strategies

Please provide a more fulsome disclosure of how the FLEX Options strategy works.

Response to Comment 15

The following disclosure has been added to the prospectus in response to the Staff’s comment:

“For each Target Outcome Period, the Fund will invest in both purchased and written put and call FLEX Options that reference the Underlying ETF. The Fund generally holds in in-the-money purchased call options, out-of-the-money written call options, at-the-money purchased put options and out-of-the-money written put options. The in in-the-money purchased call options are intended to provide approximately one-to-one exposure to the Underlying ETF. The out-of-the-money written call options are intended to provide premiums to the Fund that will offset the cost of the purchased FLEX Options and also limit the Fund’s returns to the cap. The at-the-money purchased put options in combination with the out-of-the-money written put options are intended to provide the Fund’s buffer.”

Comment 16 – Additional Information on the Fund’s Investment Objectives and Strategies

Please confirm whether the Fund’s 80% policy should reference U.S. small cap companies.

Response to Comment 16

The prospectus has been revised in accordance with this comment. Additionally, the following disclosure has been added to the prospectus:

“The Fund considers small capitalization companies to be those companies with market capitalizations, at the time of investment, within the market capitalization range of the companies comprising the Russell 2000® Index. As of October 31, 2022, the market capitalization range of the referenced index was between $18 million and $10,532 million.”

Comment 17 – Federal Tax Matters

The Staff notes the following statement in the section entitled “Sale of Shares”:

“Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares. An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.”

Please consider whether any of the disclosure in this subsection is applicable only to mutual funds.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 18

The Fund and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Fund and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 19 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 19

The Fund notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to the Fund’s Statement of Additional Information (“SAI”). The Fund believes that adding this disclosure to the SAI and not the prospectus, as requested by the Staff, is appropriate for investor comprehension.

“The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts…

These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.”

Comment 20 – Statement of Additional Information

Please supplementally disclose whether any defined outcome funds engage in securities lending.

Response to Comment 20

The Fund confirms that none of the defined outcome funds engage in securities lending.

Comment 21 – Statement of Additional Information

The Staff notes the following statement set forth in the subsection entitled “Liquidity Risk” in the “Investment Risks” section:

“The Fund might be required by applicable regulatory requirements to maintain assets as “cover,” maintain segregated accounts and/or make margin payments when taking positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options).”

The Staff understands that the Fund no longer segregates assets in light of Rule 18f-4. Please consider whether this statement should be revised to reflect only obligations in connection with OTC transactions.

Response to Comment 21

In response to the Staff’s comment, the referenced disclosure has been revised as follows:

“The Fund might be required to maintain segregated accounts and/or make margin payments when taking positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options).”

Comment 22 – Federal Tax Matters

The Staff notes the following statement:

“In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund.”

Please delete this statement as the Fund’s disclosure needs to be accurate and this disclaimer calls that into question.

Response to Comment 22

The statement of additional information has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Eric F. Fess
Eric F. Fess